UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

I.	EDP Release – April 13, 2007: APPOINTMENT OF MEMBER OF THE GENERAL AND SUPERVISORY BOARD

II.	EDP Release – April 13, 2007: EDP’S ANNUAL GENERAL SHAREHOLDERS MEETING

III.	EDP Release – April 13, 2007: RESIGNATION AND APPOINTMENT OF CHAIRMAN AND VICE-CHAIRMAN OF SHAREHOLDERS’ GENERAL MEETING

Lisbon, April 13th 2007

Reuters:         EDPP.IN / EDP.N

Bloomberg:   EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

APPOINTMENT OF MEMBER OF THE GENERAL AND

SUPERVISORY BOARD

In accordance with article 3, paragraph f) of CMVM Regulation no. 4/2004, EDP – Energias de Portugal, S.A. (“EDP”) hereby informs that the Annual General Meeting held on April 12 2007 authorized the election of Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures (“Sonatrach”) as a member of the General and Supervisory Board, in accordance with article 10, no. 4 of EDP’s By-laws. As such, the aforementioned Annual General Meeting approved the election of Sonatrach as a member of the General and Supervisory Board to exercise its function during the mandate of 2006 to 2008, subject to the condition precedent that the agreements for a potential partnership are established with EDP (by July 31, 2007 or by another date to be agreed between EDP and Sonatrach).

In accordance with article 434, no. 3 and article 390, no. 4 of the Companies Code, Sonatrach must appoint an individual to exercise, on its own behalf, the office of member of the General and Supervisory Board.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500697256

Lisbon, April 13th 2007

Reuters:         EDPP.IN / EDP.N

Bloomberg:   EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP’S ANNUAL GENERAL SHAREHOLDERS MEETING

EDP – Energias de Portugal, S.A. (“EDP”) informs that the Annual General Shareholders Meeting held on April 12, 2007 approved the following resolutions:

•       The appointment of Mr. Rui Pena as Chairman of the Shareholders’ General Meeting and of Mr. António Lorena de Sèves as Vice-Chairman of the Shareholders’ General Meeting. These appointments were subsequent to the resignations of Mr. José Manuel Archer Galvão Teles and of Mr. António Campos Pires Caiado to the offices of Chairman and Vice-Chairman of the Shareholders’ General Meeting, respectively;

•       The 2006 individual and consolidated accounts;

•       The allocation of EDP’s 2006 individual accounts net profit, amounting to
€515,696,420.33, as follows:

i)       Legal reserve: € 25,784,821.02;

ii)      Dividends: € 402,219,148.65, which corresponds to a gross dividend of €0.11 per share;

iii)     Contribution to EDP’s Foundation: € 8,400,000;

iv)     Retained earnings: €79,292,450.66.

•       A vote of confidence and praise to the Executive Board of Directors and to each of its members, to the General and Supervisory Board and to each of its members, as well as to the Statutory Accountant;

•       A vote of praise to Mr. José Manuel Archer Galvão Teles and to Mr. António Campos Pires Caiado;

•       A vote of congratulation for the election of Mr. Rui Pena and of Mr. António Lorena de Sèves;

•       The authorization to the Executive Board of Directors to purchase and sell treasury stock for a period of 18 months;

•       The authorization to the Executive Board of Directors to purchase and sell own bonds for a period of 18 months;

•       The appointment of Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures (“Sonatrach”) as member of the General and Supervisory Board;

•       The favourable appreciation, for consultation purposes, of the statement of the Remuneration Committee of the General and Supervisory Board regarding the remuneration policy of the members of the Executive Board of Directors.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500697256

Lisboa, 13 de Abril de 2007

Reuters:         EDPP.IN / EDP.N

Bloomberg:   EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Miguel Viana, Head of IR

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

RESIGNATION AND APPOINTMENT OF CHAIRMAN AND

VICE-CHAIRMAN OF SHAREHOLDERS’ GENERAL MEETING

In accordance with article 3, paragraph f) of CMVM Regulation no. 4/2004, EDP – Energias de Portugal, S.A. (“EDP”) hereby informs that Mr. José Manuel Archer Galvão Teles and Mr. António Campos Pires Caiado presented, at the Annual General Meeting held on April 12 2007, their resignations as Chairman and Vice-Chairman of the Shareholders’ General Meeting, respectively.

Subsequent to the resignations presented, the shareholders approved, at the aforementioned Annual General Meeting, the appointment of Mr. Rui Pena and of Mr. António Lorena de Sèves, respectively as Chairman and Vice-Chairman of the Shareholders’ General Meeting.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500697256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 17, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer